100 Summer Street
Boston, Massachusetts 02110-2131
(617) 345-1000

William E. Kelly
Direct Dial: (617) 345-1195  /  Direct Fax: (866) 743-4899
E-Mail:  wkelly@nixonpeabody.com

October 14, 2011

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Pamela Long, Assistant Director

Re:	ThermoEnergy Corporation
Amendment No. 2 to Registration Statement on Form S-1
Filed September 26, 2011
File No. 333-175227

Form 10-K/A for the Fiscal Year Ended December 31, 2010
Filed September 26, 2011
Form 10-Q/A for the Fiscal Quarter Ended June 30, 2011
Filed September 26, 2011
File No. 033-46104-FW

Ladies and Gentlemen:

On behalf of ThermoEnergy Corporation (the “Company”), we are today filing, pursuant to the Securities Act of 1933, Amendment No. 3 to the above-referenced Registration Statement (as so amended, the “Registration Statement”). This filing has been marked in accordance with Rule 310 of Regulation S-T in order to show changes from Amendment No. 2 to the Registration Statement filed on September 26, 2011.

The Company is also today filing Amendment No. 4 to its Annual Report on Form 10-K/A for the year ended December 31, 2010.

Amendment No. 3 to the Registration Statement and Amendment No. 4 to the above-referenced Form 10-K/A contain changes in response to the comments made in a letter to Teodor Klowan, Jr., the Chief Financial Officer of the Company, dated October 7, 2011 from Pamela Long, Assistant Director (the “Comment Letter”). The responses of the Company to the Staff’s comments are set forth below and are keyed to the sequential numbering of the comments contained in the Comment Letter.

Amendment No. 2 to Form S-1 filed on September 26, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Securities and Exchange Commission
October 14, 2011

Results of Operations, page 25

1.
We note your response to comment three in our letter dated September 1, 2011; however, we partially reissue the comment. It appears that your disclosures in the Comparison of Years Ended December 31, 2010 and 2009 in Amendment No. 2 to the Form S-1 differ from your disclosures for the same period in Amendment No. 3 to the Form 10-K/A for the fiscal year ended December 31, 2010. For example, we note the differences in the paragraphs describing general and administrative expenses; engineering, research and development expenses; and selling expenses. Please advise or revise your disclosure accordingly.

In response to this Comment, the disclosures in the Comparison of Years Ended December 31, 2010 and 2009 on page 25 of the Registration Statement have been revised to be identical to the disclosures for the same period-to-period comparison in the Company’s Form 10-K/A for the fiscal year ended December 31, 2010.

Executive Officer and Director Compensation, page 35

2.
We note that you moved certain amounts from the 2010 Base Salary column into the 2010 Bonus column in the Summary Compensation Table for Messrs. Cossey, Hughes, and Reynolds. Please explain to us supplementally how you determined that these amounts should be characterized as bonuses rather than salary.

In connection with the retirement of Dennis C. Cossey as Chairman of the Board, the Company reviewed its employment agreement with Mr. Cossey and noted that he was eligible to receive bonus payments based on certain performance criteria relating to the Company’s contract with the New York City Department of Environmental Protection.  A portion of these bonuses had been paid to Mr. Cossey in 2010 but had been incorrectly characterized in the Registration Statement as part of base salary.  The Company then conducted a review of all payroll activity for its executive officers in 2009 and 2010 and determined that performance-based bonuses paid to Shawn R. Hughes and Arthur S. Reynolds had also been incorrectly characterized as part of those officers’ base salaries.

3.
We note that you include disclosure regarding the warrants that Mr. Reynolds received in 2009 under the All Other Compensation column rather than the Option Awards column in the Summary Compensation Table. Please tell us supplementally why you believe this compensation should be disclosed as other compensation as opposed to an option award. Please note the definition of “option” for purposes of Item 402 of Regulation S-K in Item 402(a)(6)(i).

In response to this Comment, the disclosures in the Summary Compensation Table on page 35 of the Registration Statement have been revised to disclose the warrants issued to Rexon Limited as option awards to Mr. Reynolds rather than as other compensation.  In addition, the Equity Compensation Plan Information Table on page 32 of the Registration Statement has been revised to include disclosure of all outstanding warrants issued as compensation to the Company’s executive officers.  The Summary Compensation Table on page 29 of Amendment No. 4 to Form 10-K/A and the Equity Compensation Plan Information Table on page 39 of Amendment No. 4 to Form 10-K/A have been similarly revised.

Securities and Exchange Commission
October 14, 2011

Outstanding Equity Awards at Fiscal Year-End (2010), page 37

4.
It appears that certain of your disclosures in this table conflict with certain disclosures of the same table in Amendment No. 3 to the Form 10-K/A for the fiscal year ended December 31, 2010. For example, we note the differences in the number of securities underlying unexercised options exercisable for Messrs. Bullock and Klowan. Please advise or revise your disclosure accordingly.

In response to this Comment, the disclosures in the Outstanding Equity Awards Table for the fiscal year ended December 31, 2010 on page 37 of the Registration Statement have been revised to be identical to the disclosures for the same period in the Company’s Form 10-K/A for the fiscal year ended December 31, 2010.

Recent Sales of Unregistered Securities, page II-2

5.
We note your response to comment 11 in our letter dated September 1, 2011; however, we reissue the comment. It appears that your disclosure in this section does not reflect all issuances of unregistered securities. For example, on page 40, we note that you issued a warrant to Mr. Reynolds to purchase up to 500,000 shares of common stock that does not appear to be described in this section. Additionally, there are several issuance of notes described in the Liquidity and Capital Resources section that do not appear to be described, such as the 3% Secured Convertible Promissory Notes issued on March 10, 2010 in connection with the Bridge Loan Agreement. Please ensure that each issuance of unregistered securities for the last three years is described in this section in accordance with Item 701 of Regulation S-K. If you believe you are not required to provide the type of disclosure described in the examples above, please provide us with your analysis as to why you are not required to do so. Alternatively, if you believe that you have already provided the type of disclosure described above, please tell us where it is located.

In response to this Comment, the Company has added disclosure of unregistered sales of equity securities on pages II-3, II-4, II-5 and II-9 of the Registration Statement.  The Company believes that all issuances of unregistered securities for the three-year period commencing October 1, 2008 are now disclosed in accordance with Item 701 of Regulation S-K.  In revising its disclosure of recent sales of unregistered securities, the Company has also removed from the Registration Statement disclosures regarding issuances that occurred prior to October 1, 2008.

Exhibit 5.1 – Legal Opinion of Nixon Peabody LLP

6.
We note counsel’s statement in the first paragraph of the opinion that 19,833,340 shares are issuable to the selling shareholders upon conversion of the Series B Convertible Preferred Stock and 34,333,344 shares are issuable to the selling shareholders upon exercise of the warrants. These numbers appear to conflict with your disclosure in the footnotes to the Selling Shareholder Table on page 41 where it appears that 20,833,340 shares are issuable upon conversion of the Series B Convertible Preferred Stock and 33,333,344 shares are issuable upon the exercise of the warrants. Please advise or revise your disclosure accordingly.

The misstatement of the number of shares of Common Stock issuable upon conversion of shares of Series B Convertible Preferred Stock and exercise of warrants in the opinion of Nixon Peabody LLP was the result of a mathematical error and the opinion has been revised to reflect the fact that 20,833,340 shares are issuable upon conversion of shares of Series B Convertible Preferred Stock and 33,333,344 shares are issuable upon the exercise of warrants.  The revised opinion is being re-filed as Exhibit 5.1 to the Registration Statement.

Securities and Exchange Commission
October 14, 2011

Amendment No. 3 to Form 10-K/A for the Fiscal Year Ended December 31, 2011

Evaluation of Disclosure Controls and Procedures, page 19

7.
We note your response to comment 17 in our letter dated September 1, 2011, and have given it careful consideration. Notwithstanding your response, we still do not fully understand what consideration management gave to the two identified material weaknesses in your internal control over financial reporting when evaluating the effectiveness of your disclosure controls and procedures for the fiscal year ended December 31, 2010. Accordingly, for each material weakness, please tell us what consideration management gave to the existence of the material weakness and its impact, if any, on your disclosure controls and procedures. Please be as specific as you can in your response.

As part of the Company’s SOX 404 compliance program, management identified two material weaknesses in its internal controls over financial reporting as of December 31, 2010.  These material weaknesses were:

1)	the Company did not adequately allocate resources to ensure that necessary internal controls were implemented and followed; and

2)	there was insufficient segregation of duties in the Company’s significant accounting functions.

We are today submitting, supplementally, to the Staff a copy of the internal memorandum prepared by Teodor Klowan, Jr., the Company’s Chief Financial Officer, outlining management’s analysis and conclusions connection with its assessment of the adequacy of the Company’s disclosure controls and procedures and its internal control over financial reporting as of December 31, 2010.

In assessing the deficiencies identified above, management concluded that there were, at December 31, 2010, material weaknesses in the reliability of the Company’s financial reporting.

Nevertheless, management believes that these material weaknesses in internal control over financial reporting did not so significantly affect the Company’s disclosure controls and procedures as to render such disclosure controls and procedures deficient.

Remedying material weaknesses in disclosure controls and procedures that had been identified in prior periods was a priority of management during the year ended December 31, 2010.  In evaluating the Company’s controls and procedures for recording, processing, summarizing, and reporting, within the time periods specified by the SEC rules and forms, the Company’s financial results as of December 31, 2010, management found such controls and procedures to be effective.

Securities and Exchange Commission
October 14, 2011

The Company discloses in the Registration Statement and in its Form 10-K/A for the year ended December 31, 2010 management’s intention of remediate the material weaknesses in the Company’s internal controls over financial reporting by the end of 2012.

Amendment No. 3 to the Registration Statement also includes changes in the disclosure of the percentages of the Company’s outstanding Common Stock beneficially owned by the Company’s directors, officers and other 5% beneficial owners and by the Selling Stockholders resulting from the issuance on October 3, 2011 of 600,000 additional shares of Common Stock.

We trust that the Staff will find that Amendment No. 3 to the Registration Statement and Amendment No. 4 to the Company’s Annual Report on Form 10- K/A for the year ended December 31, 2010 satisfactorily address the comments set forth in the Comment Letter.

Sincerely,

/s/ William E. Kelly

William E. Kelly

cc:	Mr. Teodor Klowan, Jr.